The United States of America

CERTIFICATE OF REGISTRATION

PRINCIPAL REGISTER

The Mark shown in this certificate has been registered in the United States Patent and Trademark Office to the named registrant.

The records of the United States Patent and Trademark Office show that an application for registration of the Mark shown in this Certificate was filed in the Office; that the application was examined and determined to be in compliance with the requirements of the law and with the regulations prescribed by the Director of the United States Patent and Trademark Office; and that the Applicant is entitled to registration of the Mark under the Trademark Act of 1946, as Amended.

A copy of the Mark and pertinent data from the application are part of this certificate.

This registration shall remain in force for TEN (10) years, unless terminated earlier as provided by law, and subject to compliance with the provisions of Section 8 of the Trademark Act of 1946, as Amended.

Director of the United States Patent and Trademark Office

Int. Cls.: 12 and 14

Prior U.S. Cls.: 2, 19, 21, 23, 27, 28, 31, 35, 44, and 50

Reg. No. 2,795,752

Registered Dec. 16, 2003

United States Patent and Trademark Office

TRADEMARK
PRINCIPAL REGISTER

MILLENNIUM SAPPHIRE

THE TRUSTEE OF MCKINNEY INTERNATIONAL TRUST, A HONG KONG TRUST, THE TRUSTEE COMPRISING DANIEL MCKINNEY, A U.S. CITIZEN (HONG KONG TRUST)
13976 MARINE DRIVE
WHITE ROCK, BRITISH COLUMBIA, CANADA V4B 1A5

FOR: AUTOMOBILES , IN CLASS 12 (U.S. CLS. 19, 21, 23, 31, 35 AND 44).

FIRST USE 9-10-2002; IN COMMERCE 11-15-2002.

FOR: JEWELRY AND WATCHES, IN CLASS 14 (U.S. CLS. 2, 27, 28 AND 50).

FIRST USE 6-21-2002; IN COMMERCE 10-15-2002.

NO CLAIM IS MADE TO THE EXCLUSIVE RIGHT TO USE "SAPPHIRE", APART FROM THE MARK AS SHOWN.

SN 76-399,618, FILED 4-24-2002.

BRIAN NEVILLE, EXAMINING ATTORNEY

MILLENNIUM SAPPHIRE

Word Mark	MILLENNIUM SAPPHIRE
Goods and Services	(CANCELLED) IC 012. US 019 021 023 031 035 044. G & S: [AUTOMOBILES]. FIRST USE: 20020910. FIRST USE IN COMMERCE: 20021115 IC 014. US 002 027 028 050. G & S: JEWELRY AND WATCHES. FIRST USE: 20020621. FIRST USE IN COMMERCE: 20021015
Mark Drawing Code	(1) TYPED DRAWING
Serial Number	76399618
Filing Date	April 24, 2002
Current Basis	1A
Original Filing Basis	1B
Published for Opposition	January 7, 2003
Change In Registration	CHANGE IN REGISTRATION HAS OCCURRED
Registration Number	2795752
Registration Date	December 16, 2003
Owner	(REGISTRANT) THE TRUSTEE OF MCKINNEY INTERNATIONAL TRUST, A HONG KONG TRUST, THE TRUSTEE COMPRISING DANIEL MCKINNEY, A U.S. CITIZEN DANIEL MCKINNEY TRUST HONG KONG 13976 MARINE DRIVE WHITE ROCK, BRITISH COLUMBIA CANADA V4B 1A5
Attorney of Record	Sarah Schechter
Disclaimer	NO CLAIM IS MADE TO THE EXCLUSIVE RIGHT TO USE "SAPPHIRE" APART FROM THE MARK AS SHOWN
Type of Mark	TRADEMARK
Register	PRINCIPAL
Affidavit Text	SECT 15. SECT 8 (6-YR). PARTIAL SECTION 8(10-YR) 20130115.
Renewal	1ST RENEWAL 20130115
Live/Dead Indicator	LIVE